Exhibit 10.3

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Merger with Transocean

      We were incorporated in Delaware on July 7, 1997. On January 31, 2001, we completed a merger transaction with Transocean in which an indirect subsidiary of Transocean, TSF Delaware Inc., merged with and into our company, which was then named R&B Falcon Corporation. On December 13, 2002, R&B Falcon changed its name to TODCO.

Asset Transfers to Transocean

      For a description of the risks related to the transactions with Transocean described below, see “Risk Factors— Risks Related to Our Principal Stockholder Transocean.” The terms of our separation from Transocean, the related agreements and other transactions with Transocean were determined in the context of a parent-subsidiary relationship and thus may be less favorable to us than the terms we could have obtained from an unaffiliated third party.

      The following describes transfers of our assets to Transocean between the date of our acquisition by Transocean and the closing of the IPO. None of the drilling rigs transferred to Transocean are currently involved in the business activities that fall within the TODCO business as defined in the master separation agreement. See “—Relationship Between Us and Transocean— Master Separation Agreement.”

      In August 2001, we sold, in separate transactions, the drilling units Jack Bates, Deepwater Millennium, Deepwater Expedition, Peregrine I, Deepwater Horizon, C. Kirk Rhein, Falcon 100, Deepwater Navigator and Deepwater Discovery to Transocean for net proceeds of $1,615.0 million. The sale prices for these units were determined by Transocean based on appraisals by R.S. Platou (U.S.A.) Inc., a third party valuation firm. In consideration for the sales of these drilling units, $1,190.0 million of debt we owed to Transocean was cancelled. We incurred this debt in connection with the retirement of some of our then-outstanding public debt. In addition, Transocean delivered to us promissory notes due August 17, 2011 bearing interest at 5.72% payable annually in an aggregate principal amount of $425.0 million. In December 2002, Transocean repaid to us the $425.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest. At the time of the sales, each of the drilling units was being utilized under a drilling contract between one of our subsidiaries and a customer. These contracts were not transferred and we secured the continued use of the drilling units for the purpose of performing these contracts through charters or other arrangements. These charters or other arrangements were terminated or transferred to Transocean prior to the closing of the IPO.

      In April 2002, we sold, in separate transactions, the drilling units Harvey H. Ward and Roger W. Mowell to Transocean for an aggregate net price of $93.0 million. The sale prices for these units were determined by Transocean based on appraisals by R.S. Platou (U.S.A.) Inc., a third party valuation firm. In consideration for the sales of these drilling units, Transocean delivered to us promissory notes due April 3, 2012 bearing interest at 5.5% payable annually in an aggregate principal amount of $93.0 million. The notes can be prepaid at any time at Transocean’s option, without penalty. In December 2002, Transocean repaid to us the $93.0 million aggregate principal amount of promissory notes plus accrued and unpaid interest.

      In July 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the drilling units W.D. Kent, Charley Graves and J.W. McLean to Transocean. Simultaneous with the distributions, we entered into a demise party charter agreement with Transocean for each rig whereby Transocean chartered the drilling units to us at a fixed daily rate aggregating $49,800. Additionally, we entered into a master brokerage agreement with Transocean for each drilling unit whereby we marketed that drilling unit in exchange for a fee equal to 2% of the payment due Transocean under the demise charter. Both the master brokerage agreements and the demise party charters were terminated on September 30, 2002.

      Also in July 2002, we sold, in separate transactions, the following subsidiaries to Transocean, in exchange for total cash consideration of approximately $1.1 million: (1) RB Mediterranean Ltd., which holds oil and gas interests outside the United States, (2) RB Anton Ltd., which holds oil and gas interests outside the United States, (3) RB Astrid Ltd., which holds oil and gas interests outside the United States, and (4) PT

RBF Offshore Drilling, which has drilling operations in Indonesia. The sale prices for RB Mediterranean Ltd. and PT RBF Offshore Drilling were determined by Transocean based on internal valuations. The sale prices for RB Anton Ltd. and RB Astrid Ltd. were determined by Transocean based on recommendations by Argonauta Exploration & Production Services, a third party consulting firm that manages the assets held by those entities.

      Effective August 1, 2002, Transocean assumed sponsorship of specified employee benefits plans, as more fully described in “—Relationship Between Us and Transocean— Employee Matters Agreement.”

      In September 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the stock of the following subsidiaries to Transocean: (1) R&B Falcon Canada Co., which has drilling operations in Canada, (2) Shore Services, LLC, which has shore base operations in Italy, (3) R&B Falcon Inc., LLC, which has a branch in Saudi Arabia, (4) R&B Falcon (M) Sdn. Bhd., which has drilling operations in Malaysia, (5) R&B Falcon International Energy Services BV, which has drilling operations outside the United States, (6) R&B Falcon BV, which has operations outside the United States, (7) Transocean Offshore Drilling Services LLC, which owns the drilling unit J.T. Angel, and (8) RBF Rig Corporation LLC, which owns the drilling unit C.E. Thornton. Additionally, in September 2002, we distributed as an in-kind dividend for no consideration, in separate transactions, the drilling units F.G. McClintock, Peregrine III and Land Rig 34 as well as certain surplus equipment to Transocean.

      Also in September 2002, we sold the stock of R&B Falcon (Ireland) Limited, which has drilling operations outside the United States, to Transocean for cash consideration of approximately $1.4 million. The sale price was determined by Transocean based on internal valuations.

      In October 2002, we assigned our leasehold interest in the drilling unit M.G. Hulme, Jr. to Transocean for no consideration. Additionally, we assigned the drilling contract for the drilling unit Deepwater Horizon to Transocean for no consideration in the same month.

      In November 2002, we distributed as an in-kind dividend for no consideration the drilling unit Randolph Yost to Transocean. Additionally, we assigned the drilling contract for the drilling unit Deepwater Discovery to Transocean for no consideration in the same month.

      In December 2002, we distributed to Transocean as an in-kind dividend for no consideration the stock of the following subsidiaries: (1) Falcon Atlantic Ltd., which has operations outside the United States; and (2) R&B Falcon Drilling do Brasil, Ltda., which has shore base operations in Brazil. Also in December 2002, we transferred the drilling units D.R. Stewart and George H. Galloway to Transocean for no consideration and we assigned our rights and obligations under a rig sharing agreement for the drilling unit Deepwater Millenium to Transocean for no consideration.

      Also in December 2002, we assigned the drilling contracts for the drilling units Deepwater Navigator and Peregrine I to Transocean for no consideration.

      In January 2003, we assigned to Transocean for no consideration a 12.5% undivided interest in an aircraft at net book value of $1.0 million. The transaction was recorded as a decrease to additional paid-in capital.

      Also in January 2003, we distributed to Transocean as an in-kind dividend for no consideration some accounts receivable balances from related parties in the amount of $200.9 million. The transaction was recorded as a decrease to additional paid-in capital.

      In February 2003, we distributed to Transocean for no consideration the stock of our subsidiaries R&B Falcon (A) Pty. Ltd., which owns the drilling unit Ron Tappmeyer and Cliffs Drilling do Brasil Servicos de Petroleo S/C Ltda., a dormant Brazilian entity. The aggregate net book value of $44.6 million for these transfers was recorded as a decrease to additional paid-in capital.

      In March 2003, we sold to Transocean the stock of Arcade Drilling AS, a subsidiary that owns and operates the Paul B. Loyd, Jr. and owns the Henry Goodrich, for net proceeds of $264.1 million and recorded a net pre-tax loss of $11.0 million. The sales price was determined based on an appraisal by Professor Terje Hansen of the Norwegian School of Economics and Business Administration, taking into account the values of the drilling units provided by R.S. Platou (U.S.A.) Inc. In consideration for the sale of the subsidiary, Transocean cancelled $233.3 million principal amount of our 6.95% notes due April 2008. The market value attributed to the notes, 113.21% of the principal amount, was determined by Transocean based on available market information.

      In March 2003, we assigned the drilling contract for the Deepwater Frontier to Transocean for no consideration. Additionally, in March 2003, we distributed to Transocean miscellaneous deepwater assets with a value of $1.4 million for no consideration. The transactions were recorded as a decrease to additional paid-in capital.

      In May 2003, we sold to Transocean Cliffs Platform Rig 1 in consideration for the cancellation of $13.9 million principal amount of the 6.95% Senior Notes held by Transocean. The sales price was determined based on an appraisal by R.S. Platou (U.S.A.) Inc. We recorded the excess of the sales price over the net book value of the rig of $1.6 million as an increase to additional paid-in capital and a pre-tax loss on the retirement of debt of $1.5 million.

      In May 2003, we sold to Transocean our 50% interest in Deepwater Drilling L.L.C. (“DD LLC”), which leases the drilling unit Deepwater Pathfinder, and our 60% interest in Deepwater Drilling II L.L.C. (“DDII LLC”), which leases the Deepwater Frontier, in consideration for the cancellation of $43.7 million principal amount of our debt held by Transocean. The value of our interests in DD LLC and DDII LLC was determined by Transocean based on a similar third party transaction. We recorded the excess of the sales price over the net book value of the membership interests of $21.6 million as an increase to additional paid-in capital paid the year ended December 31, 2003.

      In June 2003, we sold to Transocean our membership interests in our wholly owned subsidiary, R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns the following assets: (1) the drilling unit Jim Cunningham, (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus, (3) all of the stock of RBF Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 and the Class A2 Notes, repurchased and retired in May 2003, related to the drilling unit Deepwater Nautilus, (4) several dormant or near dormant subsidiaries, and (5) other miscellaneous assets. As consideration for the stock sold, Transocean cancelled $238.8 million of our outstanding debt held by Transocean. The sales transaction was based on a valuation by Transocean which takes into account the valuations of the drilling units provided by R.S. Platou (U.S.A.) Inc. We recorded the excess of the net book value over the sales price of our membership interests of $60.9 million as a loss on sale of assets and a pre-tax loss on the retirement of debt of $48.0 million for the year ended December 31, 2003.

      At the time of the transactions, some of the drilling units discussed above were being utilized in connection with drilling contracts between our subsidiaries and customers. These contracts were not transferred and we secured the use of the drilling units for the purpose of performing these contracts through charters or other arrangements. The costs of these charters or other arrangements are included in discontinued operations and totaled $0.8 million, $233.8 million and $96.8 million for the years ended December 31, 2003 and 2002 and the eleven months ended December 31, 2001, respectively.

      In August 2003, Transocean made a payment to us of $11.4 million in order for us to have the amount of cash and cash equivalents agreed to between us and Transocean, as more fully described in “—Relationship Between Us and Transocean— Master Separation Agreement— Transfer of Assets and Assignment of Liabilities.”

      In December 2003, Transocean made an equity contribution to us of $84.7 million in return for intercompany payable balances we owed to Transocean.

      In February 2004, prior to the IPO, the Company exchanged $45,784,000, $152,463,000 and $289,793,000 in principal amount of its outstanding 7.375%, 6.750% and 9.500% notes, respectively, held by Transocean for 3,940,406 shares of the Company’s Class B common stock. Immediately following this exchange, the Company declared a dividend of 11.1447508 shares of its Class B common stock with respect to each share of its Class B common stock outstanding immediately following the exchange. As a result,

60,000,000 shares of the Company’s Class B common stock were issued and outstanding immediately prior to the IPO. Transocean currently holds 46,200,000 shares of the Company’s Class B common stock. The Class B common stock is convertible at any time into shares of the Company’s Class A common stock on a share per share basis at the sole option of Transocean. The stock for debt exchange was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

      Prior to the closing of the IPO, we completed the following transactions:

•	We assigned to Transocean for no consideration any other agreements relating to drilling units and other assets not owned by us or our subsidiaries upon the closing of the IPO.

•	We assigned to Transocean the rights to any receivables outstanding upon the closing of the IPO which were not related to the “TODCO business” as that term is used in the master separation agreement. We will remit the proceeds from those receivables as they are collected.

•	We transferred to Transocean any remaining miscellaneous equipment and other assets that did not relate to our business following the closing of the IPO.

      To the extent the transfer of legal title to any of the above assets could not be completed prior to the closing of the IPO, beneficial ownership of such assets was transferred to Transocean, and we or our applicable subsidiary held such assets as agent for the other party until such time as legal title could be transferred. See “—Relationship Between Us and Transocean— Master Separation Agreement— Transfer of Assets and Assignment of Liabilities.”

Debt Retirement and Debt Exchange Offers

      In March 2002, in conjunction with Transocean, we completed exchange offers and consent solicitations for our 6.50% notes due 2003, 6.75% notes due 2005, 6.95% notes due 2008, 7.375% notes due 2018, 9.125% notes due 2003 and 9.50% notes due 2008. As a result of these exchange offers and consent solicitations, Transocean exchanged approximately $234.5 million, $342.3 million, $247.8 million, $246.5 million, $76.9 million and $289.8 million principal amount of our outstanding 6.50%, 6.75%, 6.95%, 7.375%, 9.125% and 9.50% notes, respectively, for newly issued 6.50%, 6.75%, 6.95%, 7.375%, 9.125% and 9.50% notes of Transocean having the same principal amount, interest rate, redemption terms and payment and maturity dates. Approximately $38.8 million principal amount of notes were not exchanged in the exchange offers and $33.8 million principal amount of the notes remains outstanding. Because the holders of a majority in principal amount of each of these series of notes consented to amendments to the indentures under which the notes were issued, some covenants, restrictions and events of default were eliminated from the indentures with respect to these series of notes. In connection with the exchange offers, we made an aggregate of $8.3 million in consent payments to holders of our notes. At December 31, 2003 and December 31, 2002, $488.1 million and $936.6 million principal amount of the notes, respectively, was outstanding to Transocean. Interest expense related to these notes was $3.1 million for the six months ended June 30, 2004, $42.7 million for the year ended December 31, 2003 and $77.9 million for the year ended December 31, 2002.

      In December 2002, we repurchased all of the approximately $234.5 million and $76.9 million principal amount of the 6.50% and 9.125% notes payable to Transocean, respectively, and approximately $189.8 million of the principal amount of the 6.75% notes payable to Transocean plus accrued and unpaid interest. We recorded a net after-tax loss of $12.2 million in conjunction with the repurchase of these notes. We funded the repurchase from cash received from Transocean’s repurchase of approximately $518.0 million aggregate principal amount of the notes receivable plus accrued and unpaid interest.

      In March 2003, we acquired approximately $233.3 million principal amount of the 6.95% notes due April 2008 in exchange for the stock of Arcade. See “—Asset Transfers to Transocean.”

      In April 2003, we repaid all of the $5.0 million principal amount of the 6.50% notes, plus accrued and unpaid interest, in accordance with their scheduled maturities. We funded the repayment from a capital contribution received from Transocean.

      In May 2003, we repurchased and retired the entire $50.0 million principal amount of the 9.41% Nautilus Class A2 Notes due May 2005. We recorded a pre-tax loss on retirement of debt of approximately $5.5 million. We funded the repurchases from a capital contribution received from Transocean as well as cash on hand.

      In May 2003, we acquired $13.9 million principal amount of the 6.95% notes in exchange for the sale of Cliffs Platform Rig 1 to Transocean. We recorded a pre-tax loss on retirement of debt of approximately $1.5 million. See “—Asset Transfers to Transocean.”

      In May 2003, we acquired $43.7 million principal amount of the 2.76% fixed rate promissory note issued by us to Transocean, scheduled to mature on April 6, 2005 in exchange for the sale of our 50% interest in DD LLC and our 60% interest in DDII LLC to Transocean. See “—Asset Transfers to Transocean.”

      In June 2003, we acquired $200.7 million principal amount of the 7.375% notes, the remaining $37.5 million principal amount of the 2.76% fixed rate promissory note and $0.6 million principal amount of the 6.95% notes in exchange for the sale to Transocean of our wholly owned subsidiary R&B Falcon Drilling (International & Deepwater) Inc. LLC, which owns the following assets: (1) the drilling unit Jim Cunningham, (2) all of the stock of R&B Falcon Deepwater (UK) Ltd., which has specified charter rights with respect to the drilling unit Deepwater Nautilus, (3) all of the stock of RBF Exploration LLC, which is the issuer of the Class A1 Notes due May 2005 and the Class A2 Notes repurchased and retired in May 2003, related to the drilling unit Deepwater Nautilus, (4) several dormant or near dormant subsidiaries, and (5) other miscellaneous assets. We recorded a pre-tax loss on retirement of debt of approximately $48.0 million. See “—Asset Transfers to Transocean.”

      As described above, Transocean exchanged a portion of the notes it acquired in the exchange offer as consideration for the asset transfers described in “—Asset Transfers to Transocean.” Prior to the closing of the IPO, Transocean exchanged the balance of the notes for newly issued shares of our Class B common stock. The determination of the number of shares issued was based on a method that took into account the initial public offering price. Prior to these retirement transactions, our outstanding common stock was reclassified into shares of Class B common stock. Following the reclassification, the retirement transactions and a stock split, Transocean held an aggregate of 60,000,000 shares of Class B common stock prior to the closing of the IPO. A portion of these shares of Class B common stock was sold and converted into shares of Class A common stock in the IPO.

Revolving Credit Agreement

      We were a party to a $1.8 billion two-year revolving credit agreement with Transocean, dated April 6, 2001. Amounts outstanding under the revolver bore interest payable quarterly at LIBOR plus 0.575% to 1.300% depending on our senior unsecured public debt rating. In April 2001 we borrowed approximately $1.3 billion under this credit agreement to retire some of our then-outstanding public debt. For a description of the debt retirements, see “Third Party Debt— Redeemed and Repurchased Debt” in Note 6 to our consolidated financial statements for the year ended December 31, 2003 included elsewhere in this prospectus. This line of credit expired April 6, 2003 and, as of that date, the approximately $81.2 million then outstanding under the line was converted into the 2.76% fixed rate promissory note. This note was cancelled in connection with the sale of some of the Transocean Assets to Transocean, as described in “—Asset Transfers to Transocean” above.

Administrative Support Services

      Prior to June 30, 2003, Transocean provided administrative support services to us. Transocean charged us a proportional share of its administrative costs based on estimates of the percentage of work the relevant Transocean departments performed for us. This arrangement was terminated prior to June 30, 2003. Specified administrative support services are now provided by Transocean to us under the transition services agreement. See “—Relationship Between Us and Transocean— Transition Services Agreement.”

Purchase of Minority Interests in Reading & Bates Development Co.

      In January 2001, prior to our merger transaction with Transocean, we purchased for $34.7 million the minority interest of approximately 13.6% in Reading & Bates Development Co. (“Devco”), which was owned by our former directors and employees and directors and employees of Devco (including our former directors Paul B. Loyd, Jr., a current director of Transocean, and Charles A. Donabedian, a former director of Transocean). In connection with the purchase, a $300,000 bonus was paid to our former director Richard A. Pattarozzi, a current director of Transocean. The purchase price was based on a valuation by a third party advisor.

Relationship Between Us and Transocean

      We have provided below a summary description of the material terms and conditions of a master separation agreement and several other important related agreements between Transocean and us. We encourage you to read the full text of these agreements which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Master Separation Agreement

      The master separation agreement between Transocean and us provides for the completion of the separation of our assets and businesses from those of Transocean. In addition, it contains several agreements governing the relationship between us and Transocean following the IPO and specifies the ancillary agreements that we and Transocean signed.

TODCO Business

      The master separation agreement defines the TODCO business to mean the following businesses and activities:

•	contract drilling, workover, production and similar services for oil and gas wells using jackup, submersible, barge (including workover) and platform drilling rigs in the U.S. Gulf of Mexico and U.S. inland waters, including maintenance and mobilization activities to the extent related to rigs providing these services,

•	contract drilling, workover, production and similar services for oil and gas wells in and offshore Mexico, Trinidad, Colombia and Venezuela (including the turnkey drilling services formerly provided by our subsidiaries in Venezuela), including maintenance and mobilization activities to the extent related to rigs providing these services,

•	construction activities (including construction activities involving an upgrade to, or modification of, a rig) in connection with rigs owned by us or our subsidiaries after the closing of the IPO,

•	office or yard facilities owned or used by us and our subsidiaries to the extent related to the services and activities described in this definition,

•	our joint venture interest in Delta Towing Holdings, LLC, the operation of the business transferred to Delta Towing prior to that transfer and the notes issued in connection with that transfer,

•	our investment in Energy Virtual Partners, Inc. and Energy Virtual Partners, LP (which have been liquidated),

•	activities that were related primarily to the above activities at the time those activities ceased, and

•	any business conducted by TODCO or any of its subsidiaries after the closing of the IPO.

      The following businesses and activities are excluded from the definition of the TODCO business to the extent they were conducted prior to the closing of the IPO:

•	contract drilling, workover, production or similar services for oil and gas wells using semisubmersibles and drillships in the U.S. Gulf of Mexico, including maintenance and mobilization activities to the extent related to rigs providing these services,

•	contract drilling, workover, production or similar services for oil and gas wells in geographic regions outside of the U.S. Gulf of Mexico, U.S. inland waters, Mexico, Colombia, Trinidad and Venezuela, including maintenance and mobilization activities to the extent related to rigs providing these services and such services using land rigs,

•	construction activities (including construction activities involving an upgrade to, or modification of, a rig) in connection with rigs or other assets owned by (1) Transocean or its subsidiaries (excluding us) after the closing of the IPO or (2) neither Transocean nor us after the closing of the IPO,

•	oil and gas exploration and production activities (but not including our ownership interest in Energy Virtual Partners),

•	coal production activities, and

•	the turnkey drilling business that we formerly operated in the U.S. Gulf of Mexico and offshore Mexico, except that contract drilling services provided to that business which otherwise fall within the definition of TODCO business are not excluded.

Transfer of Assets and Assignment of Liabilities

      We have transferred the stock of various subsidiaries and other assets to Transocean and Transocean has assumed liabilities associated with the transferred assets and businesses. See “—Asset Transfers to Transocean.” The master separation agreement provides for any additional transfers of assets and assumptions of liabilities necessary to effect the separation of the TODCO business from the business of Transocean. The master separation agreement provides that assets or liabilities that could not legally be transferred or assumed prior to the closing of the IPO would be transferred or assumed as soon as practicable following receipt of all necessary consents of third parties and regulatory approvals. In any such case, the master separation agreement provides that the party retaining the assets or liabilities will hold the assets in trust for the use and benefit of, or retain the liabilities for the account of, the party entitled to the assets or liabilities (at the expense of that party), until the transfer or assumption can be completed. The party retaining these assets or liabilities will also take any action reasonably requested by the other party in order to place the other party in the same position as would have existed if the transfer or assumption had been completed. We refer to all of these transfers of assets and assumptions of liabilities together as the “separation.”

      Except as set forth in the master separation agreement, no party is making any representation or warranty as to the assets or liabilities transferred or assumed as a part of the separation and all assets were and will be transferred on an “as is, where is” basis. As a result, we and Transocean each have agreed to bear the economic and legal risks that any conveyances of assets are insufficient to vest good and marketable title to such assets in the party who should have title under the master separation agreement.

      The parties also agreed that for a period of one year following the IPO, if Transocean determines in its good faith judgment that:

•	any assets owned by us or our subsidiaries were used primarily during the prior 12 months in Transocean’s business, we will transfer those assets to Transocean without additional consideration, or

•	any assets owned by Transocean were used primarily during the prior 12 months in our business, Transocean will transfer those assets to us without additional consideration.

      All of the rigs listed in “Business— Drilling Rig Fleet” are deemed to have been used primarily in our business during the 12 months prior to the closing of the IPO.

Working Capital

      The master separation agreement contains an acknowledgement that our cash and cash equivalents as of June 30, 2003 were $25.0 million after giving effect to a subsequent payment by Transocean to us of $11.4 million. The amount paid to us by Transocean equals the difference between $25.0 million and the amount of our cash and cash equivalents as of June 30, 2003 prior to giving effect to the payment by Transocean. The master separation agreement provides that we will retain all cash and cash equivalents generated by our business following June 30, 2003. Transocean will not be required to make any additional payments to us for our working capital needs under the master separation agreement.

Letters of Credit and Guarantees

      The master separation agreement requires that we and Transocean use our reasonable best efforts to terminate (or have us or one of our subsidiaries substituted for Transocean, or Transocean or one of its subsidiaries substituted for us, as applicable) all existing guarantees by one party of obligations relating to the business of the other party, including financial, performance and other guarantee obligations. We have also agreed with Transocean that each party will use its reasonable best efforts to have the other party substituted under letters of credit or other surety instruments issued by third parties for the account of either party or any of its subsidiaries issued on behalf of the other party’s business.

Indemnification and Release

      The master separation agreement provides for cross-indemnities that will generally place financial responsibility on us and our subsidiaries for all liabilities associated with the businesses and operations falling within the definition of TODCO business, and that will generally place financial responsibility for liabilities associated with all of Transocean’s businesses and operations with Transocean and its subsidiaries, regardless of the time those liabilities arise. The master separation agreement also contains indemnification provisions under which we and Transocean each indemnify the other with respect to breaches of the master separation agreement or any ancillary agreements. We have also agreed to indemnify Transocean against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information regarding Transocean provided by Transocean in writing for inclusion in this prospectus or the registration statement.

      In connection with our separation from Transocean, the allocation of liabilities related to taxes and employment matters will be governed separately in a tax sharing agreement and an employee matters agreement. See “—Tax Sharing Agreement” and “—Employee Matters Agreement.”

      Under the master separation agreement, we generally released Transocean and its affiliates, agents, successors and assigns, and Transocean generally released us and our affiliates, agents, successors and assigns, from any liabilities between us or our subsidiaries on the one hand, and Transocean or its subsidiaries on the other hand, arising from acts or events occurring on or before the closing of the IPO, including acts or events occurring in connection with the separation or the IPO. The general release does not apply to obligations under the master separation agreement or any ancillary agreement or to specified debt and other ongoing contractual arrangements.

      Under the master separation agreement, we will be strictly liable to Transocean for any misstatements or omissions in information supplied to Transocean in connection with SEC filings and other public disclosures.

Noncompetition and Other Covenants

      The master separation agreement includes provisions that restrict us from competing with Transocean in specified business activities. These provisions do not restrict us from engaging in any contract drilling, workover, production or similar services for oil and gas wells using jackup, barge, platform or land rigs in the following geographic locations: U.S. onshore, U.S. inland water, U.S. Gulf of Mexico and offshore or onshore Mexico, Trinidad, Venezuela or Colombia. However, except for the activities described in the foregoing sentence, we are restricted from engaging in any contract drilling, workover, production or similar services for oil and gas wells using any type of drilling unit in the following geographic locations: offshore North America, offshore South America, offshore Europe, offshore Africa, offshore Middle East, offshore India, offshore Southeast Asia, offshore Asia, offshore Australia, the Gulf of Mexico, the North Sea, the Mediterranean Sea, the Red Sea, the Persian Gulf and the Caspian Sea. These provisions remain in effect so long as Transocean beneficially owns at least a majority of the voting power of our outstanding voting stock.

      The master separation agreement required us to use reasonable commercial efforts to satisfy the conditions precedent for the closing of the IPO. The master separation agreement also includes provisions relating to a tax-free distribution by Transocean of the remainder of our common stock it owns, but does not obligate Transocean to effect such a distribution. If Transocean chooses to conduct a tax-free distribution, we have agreed to take all action reasonably requested by Transocean to facilitate that transaction at our own expense. See “Description of Capital Stock—Common Stock—Conversion.”

      The master separation agreement also contains provisions relating to the exchange of information, provision of information for financial reporting purposes, the preservation of legal privileges, dispute resolution, and provision of corporate records.

      Some of the rights granted to Transocean in the master separation agreement would apply to and be binding upon any entity that acquires control of us.

Insurance

      The master separation agreement provides that we will continue to be covered under substantially all current insurance policies of Transocean (other than employee welfare or benefit plan policies, which are addressed in the employee matters agreement) and future insurance policies determined jointly by us and Transocean. We have agreed to reimburse Transocean for premium expenses related to those insurance policies. Transocean has agreed not to terminate our coverage under the insurance policies unless it provides us prior notice. However, we will cease to have coverage under Transocean’s insurance policies when Transocean ceases to own at least a majority of the voting power of our outstanding voting stock, and no prior notice will be required in that case. In no event will Transocean be liable to us in the event of the termination of any insurance policy (unless in the case of termination by Transocean, Transocean failed to provide us the notice required by the master separation agreement), the failure of insurance policies to cover our liabilities or the nonrenewal of insurance policies beyond their expiration dates as of the date of the master separation agreement.

Corporate Governance

      The master separation agreement also contains several provisions regarding our corporate governance that apply as long as Transocean owns specified percentages of our common stock. As long as Transocean owns shares representing a majority of the voting power of our outstanding voting stock, Transocean will have the right to:

•	nominate for designation by our board of directors, or a nominating committee of the board, a majority of the members of the board, as well as the chairman of the board, and

•	designate at least a majority of the members of any committee of our board of directors.

      If Transocean’s beneficial ownership of our common stock is reduced to a level of at least 10% but less than a majority of the voting power of our outstanding voting stock, Transocean will have the right to:

•	designate for nomination a number of directors proportionate to its voting power, and

•	designate one member of any committee of our board of directors.

      In the master separation agreement, we have also agreed to use our best efforts to cause Transocean’s nominees to be elected.

      The master separation agreement specified the form of our amended and restated certificate of incorporation and bylaws to be in effect at the time of the IPO. It also provides that for so long as Transocean beneficially owns shares representing at least 15% of the voting power of our outstanding voting stock, we will not, without the prior consent of Transocean, adopt any amendments to our amended and restated certificate of incorporation or bylaws or take any action to recommend to our stockholders certain actions which would, among other things, limit the legal rights of Transocean, or deny any benefit to Transocean or any of its subsidiaries as our stockholders in a manner not applicable to our stockholders generally.

      We have also agreed that for so long as Transocean and its subsidiaries own 50% or more of the voting power of our outstanding voting stock, we will maintain the same accounting principles and practices as Transocean, and we will not select a different accounting firm than Transocean’s, which is currently Ernst & Young LLP, to serve as our independent certified public accountants.

      We have also agreed that for so long as Transocean owns at least a majority of the voting power of all the outstanding shares of voting stock, we will not take any action or enter into any commitment or agreement that could result in a contravention or default by us or any of our affiliates, of or under any provisions of applicable law, any provision of Transocean’s memorandum of association or articles of association or any credit agreement or other material agreement by which Transocean is bound. Also, for so long as Transocean owns at least a majority of the voting power of our outstanding voting stock, we will not enter into any commitment or agreement that contains provisions triggering a default or material payment when Transocean exercises its right to convert its shares of our Class B common stock into shares of our Class A common stock or otherwise disposes of its shares of our Class B common stock.

      We have agreed to grant to Transocean a continuing right to purchase from us, at the times set forth in the master separation agreement,

•	such number of shares of our voting stock as is necessary to allow Transocean to maintain its then-current percentage following the IPO, and

•	80% of the shares of each other class of capital stock that we issue.

      These rights terminate if at any time Transocean owns less than 80% of the voting power of our outstanding voting stock.

Expenses

      Transocean has agreed to pay all out-of-pocket costs and expenses incurred in connection with the separation, the IPO, the master separation agreement and the ancillary agreements, except as otherwise provided in the master separation agreement, the ancillary agreements or any other agreement between us and Transocean relating to the separation and the IPO. Transocean has also agreed to pay out-of-pocket costs and expenses incurred in connection with this offering.

Tax Sharing Agreement

      Until the closing of our IPO, we were included in Transocean Holdings’ consolidated group for U.S. federal income tax purposes. As of the closing of the IPO, we are not included in Transocean Holdings’ U.S. federal consolidated group because no U.S. subsidiary of Transocean owns at least 80% of the aggregate voting power and value of our outstanding stock.

      We have entered into a tax sharing agreement with Transocean Holdings which governs Transocean Holdings’ and our respective rights, responsibilities and obligations with respect to taxes and tax benefits. References in this summary description of the tax sharing agreement to the terms “tax” or “taxes” mean taxes and any interest, penalties, additions to tax or additional amounts in respect of such taxes. The general principles of the tax sharing agreement include the following:

•	Except for special tax items discussed in the bullet below, all U.S. federal, state, local and foreign income taxes and income tax benefits (including income taxes and income tax benefits attributable to the TODCO business) that accrued on or before the closing of the IPO generally will be for the account of Transocean Holdings. Accordingly, we generally will not be liable for any income taxes accruing on or before the closing of the IPO, but we generally must pay Transocean Holdings for the amount of any income tax benefits, calculated as described below, created on or before the closing of the IPO (“pre-closing tax benefits”) that we use or absorb on a return with respect to a period after the closing of the IPO. We will have no obligation to pay Transocean Holdings for any pre-closing tax benefits arising out of or relating to the alternative minimum tax provisions of Sections 55 through 59 of the U.S. Internal Revenue Code, but we will be required to pay Transocean Holdings for any pre-closing tax benefits we use that are alternative minimum tax credits described in Section 53 of the Internal Revenue Code. Our obligation to pay Transocean Holdings for the use of pre-closing tax benefits and our potential obligation to pay alternative minimum tax to the Internal Revenue Service may result in our paying more, in the aggregate, to the Internal Revenue Service and to Transocean Holdings than we would otherwise have paid if we had utilized no pre-closing tax benefits. For purposes of the tax sharing agreement, deferred tax liabilities reflected in our financial statements, which represent the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of our assets and liabilities, are not considered to constitute income tax liabilities accrued on or before the closing of the IPO. As of June 30, 2004, we had approximately $485 million of income tax benefits subject to our obligation to reimburse Transocean Holdings. See Note 10 to our condensed consolidated financial statements for the period ended June 30, 2004 included in this prospectus. The amount of these tax benefits will be calculated as follows:

(1) in the case of a deduction used or absorbed, by multiplying the deduction by the highest applicable statutory tax rate in effect, and

(2) in the case of a credit used or absorbed, by allowing 100% of the credit.

However, if the use or absorption of a pre-closing tax benefit defers or precludes our use or absorption of any income tax benefit created after the closing of the IPO (“post-closing tax benefit”), our payment obligation with respect to the pre-closing tax benefit generally will be deferred until we actually use or absorb such post-closing tax benefit. This payment deferral will not apply with respect to, and we will have to pay currently for the use or absorption of pre-closing tax benefits to the extent of:

(1) up to 20% of any deferred or precluded post-closing tax benefit arising out of our payment of foreign income taxes, and

(2) 100% of any deferred or precluded post-closing tax benefit arising out of a carryback from a subsequent year.

If any person other than Transocean or its subsidiaries becomes the beneficial owner of greater than 50% of the aggregate voting power of our outstanding voting stock, we will be deemed to have used or absorbed all pre-closing tax benefits, and we generally will be required to pay Transocean Holdings an amount for the deemed use or absorption of these pre-closing tax benefits. The amount paid for the deemed use of these tax benefits will be calculated by:

(1) in the case of a deduction (including, for these purposes, all pre-closing income taxes, whether claimed as a deduction or credit), multiplying the deduction by the highest applicable statutory tax rate in effect,

(2) in the case of a credit other than a pre-closing foreign tax credit, allowing 100% of such credit, and

(3) multiplying the amounts by a specified discount factor.

The specified discount factor will vary depending on the year in which another person becomes the beneficial owner of greater than 50% of the voting power of our stock: if in 2004, 2007 or 2008, then the factor is 0.80; if in 2005 or 2006, then the factor is 0.70; if in 2009, then the factor is 0.85; if in 2010, then the factor is 0.90; if in 2011 or 2012, then the factor is 0.95; and if in 2013 or a later year, then the factor is 1.00). Moreover, if any of our subsidiaries that join with us in the filing of consolidated returns ceases to join in the filing of such returns, we will be deemed to have used that portion of the pre-closing tax benefits attributable to that subsidiary following the cessation, and we generally will be required to pay Transocean Holdings the amount of this deemed tax benefit, calculated as described above with regard to an acquisition of beneficial ownership, at the time such subsidiary ceases to join in the filing of such returns. In the case of any of our payments to Transocean Holdings resulting from another person becoming the owner of greater than 50% of our voting stock or a subsidiary ceasing to join in the filing of a consolidated return with us, the payment will in no case be deferred, regardless of whether the existence of the related pre-closing tax benefit would or could defer or preclude our use or absorption of any post-closing tax benefit. Moreover, the payment will not be subsequently adjusted for any difference between the tax benefits that we are deemed to use or absorb in such case and the tax benefits that we actually use or absorb, and the difference between those amounts could be substantial. Among other considerations, applicable tax laws may, as a result of another person becoming the owner of greater than 50% of our voting power, significantly limit our use of such tax benefits, and these limitations are not taken into account in determining the amount of the payment to Transocean Holdings. A substantial portion of the pre-closing tax benefits are net operating losses, most or all of which should be eligible to be carried forward at least fourteen more years.

•	We are responsible for all special tax items accruing on or after the date on which we issued shares of our common stock to Transocean in repayment of our notes, as described in “—Debt Retirement and Debt Exchange Offers.” For this purpose, special tax items means taxes with respect to items specified in U.S. Treasury regulation section 1.1502-76(b)(2)(ii)(C) (generally referring to transactions outside the ordinary course of our business). However, special tax items do not include taxes with respect to transactions to effect the separation of the TODCO business from the business of Transocean. See “—Master Separation Agreement.” Moreover, there were no special tax items that accrued during the period beginning on the date of issuance of such shares to Transocean and ending on the date of the closing of the IPO.

•	We and Transocean Holdings are not currently members of a U.S. federal consolidated group or state, local or foreign combined group. If we and Transocean Holdings (or any affiliate of Transocean Holdings other than us) were to become members of a U.S. federal consolidated group or state, local or foreign combined group for any period after the closing of the IPO, we would be responsible for all income taxes attributable to us for that period, determined as if we had filed separate U.S. federal, state, local or foreign income tax returns. We would be entitled to reimbursement by Transocean Holdings for any income tax benefits realized by Transocean Holdings or any of its affiliates as a result of our being a member of any such consolidated or combined group.

•	We must pay Transocean Holdings for any tax benefits attributable to us resulting from (1) the payment by Transocean Holdings, after the closing of the IPO, of any additional taxes of the TODCO business that are not U.S. federal income taxes or (2) the delivery by Transocean or its subsidiaries, after the closing of the IPO, of stock of Transocean to an employee of ours in connection with the exercise of an employee stock option. We will generally be required to pay the deemed value of these tax benefits within 30 days of the payment of such additional taxes or the delivery of Transocean stock, whether or not we ever actually use or absorb such tax benefits. However, items in excess of $1.0 million will be subject to the same rules as discussed above for pre-closing tax benefits, and therefore the payment of these items may be deferred in some circumstances.

•	Apart from (1) income taxes and income tax benefits that accrued on or before the closing of the IPO and (2) tax benefits resulting from Transocean Holdings’ payment of our taxes that are not U.S. federal income taxes or delivery of stock to our employees, described above, Transocean Holdings will be responsible for all income taxes, and will be entitled to all income tax benefits, attributable to Transocean Holdings or its affiliates (other than us), and we will be responsible for all income taxes, and will be entitled to all income tax benefits, attributable to us.

•	Our ability to obtain a refund from a carryback to a year in which we and Transocean Holdings joined in a consolidated or combined return will be at the discretion of Transocean Holdings. Moreover, any refund that we may obtain will be net of any increase in taxes resulting from the carryback that are otherwise for the account of Transocean Holdings.

•	We will have the right to be notified of tax matters for which we are responsible under the terms of the tax sharing agreement, although Transocean Holdings will have sole authority to respond to and conduct all tax proceedings, including tax audits, relating to any Transocean Holdings consolidated, or Transocean combined, income tax returns in which we are included.

•	Transocean Holdings will have substantial control over our filing of tax returns with respect to (1) any period in which Transocean or Transocean Holdings possess greater than 50% of the voting power of all of our outstanding stock or (2) any period after the closing of the IPO so long as there remains a present or potential obligation for us to pay Transocean Holdings for pre-closing tax benefits.

•	We will also be responsible for all taxes, other than income taxes, attributable to the TODCO business, whether accruing before, on or after the closing of the IPO.

•	We generally will be required to pay Transocean Holdings for the amount of pre-closing tax benefits that we use in determining the amount of any installment of estimated taxes we pay to Transocean Holdings or any tax authority within thirty days after the installment of estimated taxes is or would have been paid. If, after any installment payment of estimated taxes or after the relevant return is due (with or without any extensions), the estimated amount of pre-closing tax benefits for which we have previously paid differs from the most recent estimate or actual amount of pre-closing tax benefits that we use or absorb on that return, we and Transocean Holdings must make appropriate true-up payments between us. However, under some circumstances, payments by us for the use of pre-closing tax benefits, whether estimated or actual, may be deferred (subject to an interest charge) under a subordination agreement between us and Transocean in favor of our third-party lenders.

      The tax sharing agreement further provides for cooperation between Transocean Holdings and us with respect to tax matters, the exchange of information and the retention of records that may affect the income tax liability of the parties to the agreement. However, if we fail to cooperate with Transocean Holdings in any tax contest with respect to taxes that are otherwise for the account of Transocean Holdings, any additional taxes resulting from such tax contest will be for our account, notwithstanding any other provision in the tax sharing agreement.

      Notwithstanding the tax sharing agreement, under U.S. treasury regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods in which we have been included in Transocean Holdings’ consolidated group, we could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of Transocean Holdings’ consolidated group. However, if any such liability were imposed, we would generally be entitled to be indemnified by Transocean Holdings for tax liabilities allocated to Transocean Holdings under the tax sharing agreement.

Registration Rights Agreement

      Because our shares of common stock held by Transocean are deemed “restricted securities” as defined in Rule 144, Transocean may only sell a limited number of shares of our common stock into the public markets without registration under the Securities Act. We entered into a registration rights agreement with Transocean under which, at the request of Transocean, we would use our best efforts to register shares of our common stock that were held by Transocean after the closing of the IPO, or were subsequently acquired, for public sale under the Securities Act. As long as Transocean owns a majority of the voting power of our outstanding common stock, there is no limit to the number of registrations that it may request. Once Transocean owns less than a majority of the voting power of our outstanding common stock, it can request a total of three additional registrations. If Transocean sells more than 10% of our outstanding shares of common stock to a transferee, Transocean may transfer all or a portion of its rights under the agreement, except that a transferee that acquires a majority of our outstanding common stock can only request two additional registrations after it owns less than a majority of our outstanding common stock, and a transferee of less than a majority of our outstanding common stock can only request either one or two registrations, depending on the percentage of our outstanding common stock it acquires. The transfer of rights under the agreement to a transferee does not limit the number of registrations Transocean may request. We also provide Transocean and its permitted transferees with “piggy-back” rights to include its shares in future registrations of our common stock under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which Transocean may request its shares be included. These rights will terminate once Transocean or a permitted transferee is able to dispose of all of its shares of our common stock within a three-month period pursuant to the exemption from registration provided under Rule 144 of the Securities Act. We have agreed to cooperate in these registrations and related offerings. We and Transocean have agreed to restrictions on the ability of each party to sell securities following registrations requested by either party.

      The registration rights agreement provides that we will pay all out-of-pocket expenses incurred in connection with any registration pursuant to the agreement. However, Transocean has agreed to pay such expenses in connection with this offering.

Transition Services Agreement

      We entered into a transition services agreement with Transocean under which Transocean provides specified administrative support during the transitional period following the closing of the IPO. Transocean may provide specified information technology and systems, financial reporting, accounting, human resources, treasury and claims administration services to us in exchange for agreed fees based on Transocean’s actual costs. We are required to use specific services so long as Transocean owns at least 50% of the voting power of our outstanding shares of voting stock. However, we expect to replace the computerized accounting system provided by Transocean with our own system by January 1, 2005. Only in limited circumstances will Transocean be liable to us with respect to the provision of services under the transition services agreement.

Employee Matters Agreement

      We entered into an agreement with Transocean and Transocean Holdings to allocate specified assets, liabilities, and responsibilities relating to our current and former employees and their participation in Transocean’s benefit plans.

      Benefits under our U.S. pension plan ceased to accrue as of July 1, 1999. As of August 1, 2001, our employees’ existing accrued benefits under that plan were fully vested. Sponsorship of that plan has been assumed by Transocean Holdings effective August 1, 2002. Effective as of the date that we no longer are a part of a controlled group of companies with Transocean for U.S. federal income tax purposes, affected employees will be entitled to take a distribution from that plan, subject to the provisions of the plan and to taxation and possible early withdrawal penalties. We do not expect to establish a new pension plan for our employees.

      Our employees became eligible to participate in our U.S. savings plan effective November 1, 2002. Our employees may make pre-tax contributions to that plan. Employees who are not considered highly compensated for tax purposes may also make post-tax contributions. We provide matching contributions of up to 100% of the first 3% of participant contributions, plus 50% of the next 3% of participant contributions for a total 4.5% in matching contributions. Additionally, the plan allows for a discretionary annual contribution allocable to all eligible employees, subject to a two-year vesting requirement. We have agreed that we will make an annual contribution of 1.5% of compensation for all eligible employees (as defined in the plan) for so long as we are part of a controlled group of companies with Transocean for U.S. federal income tax purposes. Annual contributions were made in 2002 and 2003. On or about January 1, 2003, liabilities for our employees’ accounts under the Transocean U.S. Savings Plan, and assets associated with those liabilities, were transferred to our U.S. savings plan. Our employees who have invested in Transocean ordinary shares under the Transocean U.S. Savings Plan may retain that investment, if they choose to do so, until December 31, 2005, but will not be eligible to acquire additional Transocean ordinary shares under our U.S. savings plan.

      Under the terms of the Transocean stock option awards granted prior to the closing of the IPO, our employees will continue to retain outstanding options to acquire Transocean ordinary shares for the duration of their original term.

      With some exceptions, we have agreed to indemnify Transocean for employment liabilities arising from any acts of our employees or from claims by our employees against Transocean and for liabilities relating to benefits for our employees. Transocean has agreed to similarly indemnify us.

Service and Secondment Agreement

      We have entered into an agreement with Transocean under which we provide to Transocean specified administrative services and seconded personnel in connection with a drilling contract Transocean has for drilling oil and gas wells offshore Trinidad and Tobago for a fee of $2,750 per day for an expected duration of 60 days. In connection with the provision of these services, we have agreed to indemnify Transocean for liabilities pertaining to our employees (excluding the seconded personnel), and Transocean has agreed to indemnify us for liabilities pertaining to its employees (including the seconded personnel).